

August 27, 2013

Via E-mail
David R. Folsom
President, Chief Operating Officer and Director
Sotherly Hotels Inc.
410 W. Francis Street
Williamsburg, VA 23185

Re: Sotherly Hotels LP
         Amendment No. 1 to Form S-11
         Filed August 9, 2013
         File No. 333-189821

Dear Mr. Folsom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Company Overview, page 1

1.   We note your response to prior comment 7 from our letter dated July 30, 2013. Please provide substantially more information supporting your conclusion that MHI Hotel Services is not a VIE. Specifically, please provide to us the following:

   a.   Your assessment of paragraph 14 of 810-10-15. Within your response, provide comprehensive ownership interests in MHI Hotels Services held by your directors and officers, supporting your conclusion that the holders of majority of the equity in MHI Hotels Services lack the characteristics of a controlling financial interest;

   b.   An assessment of the purpose and design of MHI Hotels Services, including the risks that such entity was designed to create and pass through to its interest holders, given that MHI Hotels Services is owned and controlled by members of the Partnership. Refer to paragraph 38A of ASC 810-10-25;

c. Detail of additional properties managed by MHI Hotels Services that are not owned, in whole or in part by you. In addition, provide to us total revenues and income from continuing operations generated by MHI Hotels Services inclusive and exclusive of amounts generated by your master management agreement with MHI Hotels Services;

d. Your assessment of the terms of the master management agreement considering your acknowledgment that such agreements were not negotiated on an arm's-length basis, including:

  i. The payment of management fees to MHI Hotels Services by you is not an in-lieu-of form of subordinated financial support to MHI Hotels Services;

  ii. The potential creation of conflict of interest should MHI Hotels Services manage a property in markets that you operate based on the criteria within your master management agreement;

  iii. Number of MHI Hotels Services employees for which you pay employee medical benefits compared to total number of employees of such related party.

Risk Factors, page 12

2. We note your response to comment 12 of our letter dated July 30, 2013 and the revised disclosure. We continue to note the last sentence of the introductory paragraph. Please revise to remove this sentence referencing "additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business."

Certain Relationships and Related Party Transactions and Director Independence, page 84

3. We note your revisions in response to comment 26 of our letter dated July 30, 2013. We reissue our prior comment, in part. Please revise to disclose Christopher L. Sims and William J. Zaiser's individual ownership percentages in MHI Hotel Services.

Security Ownership of Certain Beneficial Owners and Management, page 91

4. We note your revisions in response to comment 29 of our letter dated July 30, 2013. We reissue our prior comment, in part. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares and units held by Edmunds White Partners, LLC or advise.

Financial Statements, page F-1

Exhibit 12.1 Ratio of Earnings to Fixed Charges

5.   Please ensure amounts agree to your audited financial statements, as amount currently reported for Equity (income) loss from less than fifty percent owned affiliates for fiscal year ended December 31, 2012 does not appear do reconcile with Equity income (loss) in joint venture as reported on your consolidated statements of operations. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Pamela Dayanim
       Baker & McKenzie LLP
       Via E-mail